Haymaker Acquisition Corp. IV

501 Madison Avenue, Floor 5

New York, NY 10022

December 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re: Haymaker Acquisition Corp. IV

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-262963

Ladies and Gentlemen:

On February 24, 2022 Haymaker Acquisition Corp. IV, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-262963) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Lijia Sanchez, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Haymaker Acquisition Corp. IV

By:	/s/ Steven J. Heyer
Steven J. Heyer
Chief Executive Officer